SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November, 2008

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

November 25, 2008

Korea Electric Power Corporation (“KEPCO”) will hold the Extraordinary Meeting of Shareholders pursuant to Article 18 of its Article of Incorporation as follows and seeks the attendance of its shareholders:

1. Date/Time : December 8, 2008 at 10:00 AM (Seoul Time)

2. Location : 411, Yeongdong-daero, Gangnam-gu, Seoul 135-791

3. Meeting Agenda :

    a) Selection of a Full-Time Director (sangim-isa in Korean)

    b) Selection of an Audit Committee Member who is a Full-Time Director (sangim-isa in Korean)

    c) Selection of Audit Committee Members who are Non-Full-Time Directors (bisangim-isa in Korean)

    d) Approval of the Limit on the Compensation of Directors

    e) Approval of the Limit on the Compensation of Audit Committee Members

Further Details :

(a) Selection of a Full-Time Director – candidate description

Nominee	Details of Information
Kang, Seong-Chul

•   Date of Birth : March 4, 1960

•   Prior experience as a director of KEPCO : None

•   Previous Position : Vice-president of ItsWell

•   Current Position : Representative of the Future Economy Forum

•   Education : B.A in civil engineering from University of California, Berkeley in the U.S.

(b) Selection of the Audit Committee members who is a Full-Time Director – candidate description

Nominees	Details of Information
Kang, Seong-Chul

•   Date of Birth : March 4, 1960

•   Prior experience as a director of KEPCO : None

•   Previous Position : Vice-President of ItsWell

•   Current Position : Representative of the Future Economy Forum

•   Education : M.A. in civil engineering from University of California, Berkeley in the U.S.

(c) Selection of Audit Committee Members who are Non-Full-Time Directors (bisangim-isa in Korean)

Kim, Sun-Jin

•   Date of Birth : November 5, 1953

•   Prior experience as a director of KEPCO : None

•   Previous Position : Standing Director of Materials Research Society of Korea

•   Current Position : Associate Professor of Han-Yang University

•   Education : Doctor of material engineering from Iowa State University in the U.S.

Kim, Jung-Kook

•   Date of Birth : May 11, 1947

•   Prior experience as a director of KEPCO : None

•   Previous Position : Advisor to Samil PricewaterhouseCoopers

•   Current Position : CEO of Bogo Economic Research Institute

•   Education : B.A in business administration from Seoul National University

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	Director, Finance Team

Date: November 25, 2008